Prudential Investment Portfolios 3

655 Broad Street

Newark, New Jersey 07102

September 27, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jaea Hahn

Re: Prudential Investment Portfolios 3 Form N-1A

Post-Effective Amendment No. 87 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 88 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-95849

Investment Company Act No. 811-09805

Dear Ms. Hahn:

We filed through EDGAR on September 25, 2020 on behalf of Prudential Investment Portfolios 3 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 87 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 88 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the PGIM Wadhwani Systematic Absolute Return Fund (formerly, PGIM QMAW Systematic Absolute Return Fund) (the “Fund”) as a new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) conveyed by telephone to Diana Huffman on November 9, 2020.  For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below.  The Registration Statement was originally scheduled to become effective on December 9, 2020, but was delayed until September 28, 2021 pursuant to Rule 485(b)(1)(iii) of the 1933 Act. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 102 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about September 27, 2021 pursuant to Rule 485(b) under the 1933 Act with effectiveness on September 28, 2021.  Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

General Comments

1.	Comment

Please respond to all comments in a letter filed as correspondence on EDGAR.

Response

The Registrant confirms that we have responded to all comments in writing and filed as a correspondence filing on EDGAR.

2.	Comment

The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response

The Registrant acknowledges this comment.

3.	Comment

Please confirm that where a change is made in response to a comment, corresponding changes are made wherever similar disclosure appears.

Response

The requested changes have been made.

PROSPECTUS

Fund Fees and Expenses

4.	Comment

Please consider revising footnote 2 to the fee table to make clear that, under the expense limitation arrangement, the Manager is permitted to recoup amounts waived or reimbursed only if repayment of waived fees and reimbursement of expenses does not cause the Fund’s expense ratio to exceed both (i) the expense cap in place at the time such amounts were waived, and (ii) the Fund’s current expense cap.

Response

The current footnote 2 disclosure provides that the amount recouped cannot exceed the expense limit in effect at the time of the recoupment for that fiscal year. Given that, as disclosed below, the Manager is only permitted to recoup fees waived and/or reimbursed during the fiscal year in which such amounts were waived or paid, we believe that the current disclosure adequately conveys the intention indicated in the revisions the Staff suggests. Therefore, the Fund respectfully has determined not to revise the language.

5.	Comment

Please confirm supplementally that recoupment of fees waived and/or reimbursed is only permitted during the same fiscal year of such waiver and/or reimbursement, and not three years from the time of any such waivers and/or reimbursements.

Response

We hereby confirm that recoupment of fees waived and/or reimbursed is only permitted during the same fiscal year of such waiver and/or reimbursement.

Investments, Risks and Performance

6.	Comment

We note that there is a reference to swaps in the first paragraph of the Fund’s investment strategies. If the Fund will derive returns principally from swaps, please add footnote disclosure to fee table to disclose the costs of investing in swaps, explaining that the embedded costs of the swap and the operating expenses of the reference asset are indirect expenses of the Fund that are not included in the fee table or expense example. Please also provide an estimate of such costs as a percentage of fund assets for the most recent fiscal year.

Response

The Registrant respectfully submits that the Fund does not intend to principally derive returns from swaps.  Swaps are expected to constitute less than 1% of the gross exposure of the Fund.  Accordingly, no footnote disclosure will be added to the Fund’s fee table with respect to swaps.

7.	Comment

The second paragraph of the Fund’s investment strategies discusses fixed income securities. Please clarify whether the Fund’s fixed income securities will have any maturity or duration requirements.

Response

The Registrant has reviewed the disclosure and hereby confirms that there are no specific limitations on maturity or duration for the fixed income securities in which the Fund may invest.

8.	Comment

We note that the Fund may invest up to 10% of its assets in ETFs. Please clarify whether those ETFs will be affiliated or unaffiliated funds.

Response

The Fund will have the ability to invest in both affiliated and unaffiliated ETFs up to 10% of its assets. Accordingly, clarifying disclosure has been added to the Fund’s prospectus in response to the Staff’s comment.

9.	Comment

Please supplementally explain how the Fund will comply with Section 12(d) of the Investment Company Act of 1940.

Response

As disclosed in the Fund’s registration statement, the Fund may purchase the securities of registered investment companies, to the extent otherwise permissible under Section 12(d)(1) of the 1940 Act.  The Fund may invest up to 10% of its assets in ETFs, and the Fund may also invest its assets in affiliated short-term bond funds and/or money market funds. In addition, the Fund may not invest in other registered open-end management investment companies and registered unit investment trusts in reliance upon the provisions of subparagraphs (G) or (F) of Section 12(d)(1) of the 1940 Act so long as it is a fund in which one or more affiliated PGIM funds may invest. The foregoing investment policy does not restrict the Fund from (i) acquiring securities of other registered investment companies in connection with a merger, consolidation, reorganization, or acquisition of assets, or (ii) purchasing the securities of registered investment companies, to the extent otherwise permissible under Section 12(d)(1) of the 1940 Act.

10.	Comment

The investment strategy references the subadviser’s global macro investment strategy as a long/short strategy. Please confirm whether shorting is a principal strategy of the Fund. To the extent that shorting is a principal investment strategy of the Fund, please supplementally confirm that expenses like dividends paid on stocks sold short will be included in “other expenses” line in the fee table or as a separate line item.

Response

The Fund is expected to engage in short sales mainly through derivative instruments, rather than shorting of securities. Accordingly, at this time we do not anticipate that disclosure regarding short sales will need to be added to the Fund’s fee table.

11.	Comment

With respect to the Fund’s principal risk disclosure, we note that the principal risks appear in alphabetical order.  Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, “Improving Principal Risks Disclosure.”

Response

We respectfully decline to make this change. The sections of the Fund’s prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

12.	Comment

With respect to risk factors relating to derivatives, please briefly identify the derivatives instrument(s) that are subject to each risk factor.

Response

The Registrant has reviewed the risk disclosure and notes that there is risk disclosure for futures, forwards and swaps, as well as more general derivatives risk disclosure. Accordingly, the Registrant believes that the risk disclosure is appropriately specific and that additional changes are not needed.

MORE INFORMATION ABOUT THE FUND’S PRINCIPAL AND NON-PRINCIPAL INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

Investments and Investment Strategies

13.	Comment

We note that the Item 9 disclosure repeats large portions of the Item 4 disclosure. Please consider revising the Prospectus to remove duplicative disclosure.

Response

The Registrant has reviewed the disclosure in the summary prospectus and statutory prospectus and believes that the level of disclosure is appropriate and has therefore not made any changes in response to this comment.

Prior Historical Performance

14.	Comment

In the first footnote to the Prior Historical Performance section, please clarify what UCITS stands for.

Response

The requested change has been made.

15.	Comment

Please disclose whether the Composite was managed in a different currency from the currency in which the Fund will be managed, what that currency was, and whether performance of the Composite would differ as a result of currency conversion.

Response

The Composite was managed in US dollars, as the Fund will be. Accordingly, there will be no impact on the performance as a result of currency conversion.  Disclosure has been added to make clear that returns are in USD.

16.	Comment

Please provide a representation to the Staff that the Fund has records necessary to support performance calculations, per Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response

We confirm that the subadviser has the records necessary to support performance calculations, per Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Any questions or comments with respect to the Registration Statement may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/Diana Huffman

Diana Huffman

     Vice President & Corporate Counsel